UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

InvenSense, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46123D 20 5

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partech U.S. Partners IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,859,874
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,859,874
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,859,874
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 47th Parallel LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,859,874
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,859,874
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,859,874
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46123D 20 5

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 45th Parallel LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 94,051
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 94,051
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 94,051
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 0.1%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 46123D 20 5

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR SF II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 39,500
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 39,500
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,500
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 0.05%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent R. Worms
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,993,425
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,993,425
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,993,425
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer InvenSense, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1197 Borregas Avenue Sunnyvale, CA 94089

Item 2.

	(a)	Name of Person Filing Partech U.S. Partners IV LLC (“Partech U.S.”) 47th Parallel LLC (“47th Parallel”) 45th Parallel LLC (“45th Parallel”) PAR SF II LLC (“PAR SF”) Vincent R. Worms

(b)

Address of Principal Business Office or, if none, Residence

The address of Partech U.S., 47th Parallel, 45th Parallel and PAR SF is:

209 Orange Street

Wilmington, DE 19801

The address of Vincent R. Worms is:

50 California Street, Ste. 3200

San Francisco, CA 94111

(c)

Citizenship

Partech U.S. - Delaware limited liability company

47th Parallel - Delaware limited liability company

45th Parallel - Delaware limited liability company

Par SF - Delaware limited liability company

Vincent R. Worms – France

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”), of InvenSense, Inc.

	(e)	CUSIP Number 46123D205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a	)

Amount beneficially owned:

As of December 31, 2011 (i) Partech U.S. was the record holder of 14,859,874 shares of Common Stock (the “Partech U.S. Shares”); (ii) 45th Parallel LLC was the record holder of 94,051 shares of Common Stock (the “45th Parallel Shares”); and (iii) PAR SF II LLC was the record holder of 39,500 shares of Common Stock (the “PAR SF Shares” and, together with the Partech U.S. Shares and the 45th Parallel Shares, the “Record Shares”).

47th Parallel, as the managing member of Partech U.S., may be deemed to beneficially own the Partech U.S. Shares.

Vincent R. Worms, as the managing member of 47th Parallel and 45th Parallel and as the sole member of PAR SF, may be deemed to beneficially own the Record Shares.

Such persons and entities disclaim beneficial ownership of the Record Shares except to the extent of pecuniary interest therein.

(b)	Percent of class: 18.7% Partech U.S. Partners IV LLC 18.7% 47th Parallel LLC 0.1% 45th Parallel 0.05% PAR SF 18.9% Vincent R. Worms

The ownership percentages above are based on an aggregate of 79,322,687 shares of Common Stock outstanding as of the completion of the Issuer’s initial public offering, as reported in the Issuer’s 424(b) prospectus, dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Partech U.S.	0	14,859,874	0	14,859,874
47th Parallel	0	14,859,874	0	14,859,874
45th Parallel	0	94,051	0	94,051
PAR SF	0	39,500	0	39,500
Vincent R. Worms	0	14,993,425	0	14,993,425
(i) Sole power to vote or direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See 4(a) and 4(b) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012

PARTECH U.S. PARTNERS IV LLC

By:		47th Parallel, LLC, Managing Member

	By:	/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

47TH PARALLEL LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

45TH PARALLEL LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

PAR SF II LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

/s/ Vincent R. Worms
Vincent R. Worms

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of InvenSense, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

DATED: February 14, 2012.

PARTECH U.S. PARTNERS IV LLC

By:		47th Parallel, LLC, Managing Member

	By:	/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

47TH PARALLEL LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

45TH PARALLEL LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

PAR SF II LLC

By:		/s/ Vincent R. Worms
Vincent R. Worms, Managing Member

/s/ Vincent R. Worms
Vincent R. Worms